

Mail Stop 3561

December 31, 2009

<u>By Facsimile and U.S. Mail</u>

Mr. Joseph G. Morone
Chief Executive Officer
Albany International Corp.
1373 Broadway
Albany, New York 12204

> **Re:** **Albany International Corp.**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 14, 2009**
> **Quarterly Report on Form 10-Q for the Fiscal Period Ended March 31, 2009**
> **Filed May 8, 2009**
> **Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2009**
> **Filed August 7, 2009**
> **Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2009**
> **Filed November 6, 2009**
> **File No. 001-10026**

Dear Mr. Morone:

   We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

   Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 14

1. Please include a risk factor describing the risks to investors associated with Albany International being a "controlled company" pursuant to the rules of the NYSE.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

2. We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K. Based upon our review, it appears that you do not have any off-balance sheet arrangements. Please confirm. In addition, please consider adding an appropriate statement to this effect in future filings. Refer to Exchange Act Rule 12b-13.

Non-GAAP Measures, page 56

3. We note your presentation of the non-GAAP measure EBITDA and that you calculate EBITDA by adding the goodwill impairment charge, net interest expense, income taxes, depreciation and amortization to net income. We have the following comments:

   • Please consider re-naming your non-GAAP measure since EBITDA is generally defined as earnings before interest, taxes, depreciation and amortization.

   • It appears that you use your non-GAAP measure EBITDA solely as a performance measure. Either confirm this to us or clearly disclose that you use this measure as a performance and liquidity measure and provide the proper liquidity reconciliation and disclosures required by Item 10(e) of Regulation S-K.

4. We note your presentation of segment operating income/(loss) excluding the goodwill charge and your presentation of this measure in table 2 on page 36. To the extent that you continue to include this measure in your filing, please clearly label table 2 as being a non-GAAP measure and include a cross-reference to your non-GAAP disclosures presented on page 56.

Financial Statements, page 59

Notes to Consolidated Financial Statements, page 65

1. Accounting Policies, page 65

5. Please tell us and disclose in future filings your accounting policies for measuring and recording restructuring-related charges including, but not limited to, employee severance, contract termination costs, and costs to consolidate or close facilities and relocate employees.

Inventories, page 66

6. You state on page 51 that you establish general inventory reserves based on percentage write-downs applied to aged inventories and for inventories that are slow-moving. Please confirm to us that these general reserves are relieved through income only when the inventory is sold and not based on changes in management judgment.

2. Revisions to Prior Balance Sheet, page 73

7. We note you corrected for errors in the reconciliation of your deferred tax, income tax payable, and accounts payable balance sheet accounts under guidance in SAB 108. Please describe these errors to us, including how they were discovered, the nature of the errors (e.g. manual journal entries), and how they affected your internal controls over financial reporting and disclosure controls and procedures. We note your disclosure in this Form 10-K and in each of your Forms 10-Q during 2008 that there were no changes in internal controls over financial reporting that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. In light of these error corrections, please tell us why there were no changes in your internal controls over financial reporting.

8. Income Taxes, page 91

8. We note that you recorded a $1,720,000 "out-of-period" tax adjustment to correct an equivalent favorable discrete tax adjustment recorded in the second quarter of 2007. It appears that you assessed the impact of this adjustment on the current year and all prior periods and determined that recording the error during 2008 did not materially misstate that year's financial statements or result in your previously issued annual or quarterly financial statements being materially misstated. We have the following comments regarding this error correction:

- Please clearly label the adjustment as an error.

- Please tell us how and when you discovered this error.

- Please tell us whether you assessed materiality of this error to the 2008 quarterly period in which you recorded the error and to the 2007 quarterly period for which the error relates. If you did not assess materiality on a quarterly basis, tell us why you believe an assessment is not required. If you assessed materiality, please provide us with your quantitative and qualitative analysis and tell us why you believe your treatment was appropriate.

17. Stock Options and Incentive Plans, page 114

9. We note that all of your stock options are fully vested as of year end. We also note your disclosure that as of December 31, 2008 you have unrecognized compensation cost related to stock options grants and that you expect to recognize approximately $170,000 per year from 2009 to 2017. Please tell us why you will continue to have compensation cost related to stock option grants considering all of your stock options are fully vested.

Item 9A. Controls and Procedures, page 120

Management's Report on Internal Control over Financial Reporting, page 121

10. Please include the disclosure required by Item 308(a)(4) of Regulation S-K.

11. We note your statement that "management concluded that, as of December 31, 2008, the company's internal control over financial reporting is effective at a reasonable level based on those criteria." Please supplementally confirm that you intended to state that the company's internal control over financial reporting was effective "at a reasonable *assurance* level" [emphasis added]. If that is correct, please also confirm that you will make this change in future filings.

Exhibit 31

12. In future periodic reports, please revise the certifications filed as Exhibit 31 so the language is identical to the language contained in Item 601(b)(31) of Regulation S-K. In this regard, we note that you refer to "annual report" instead of "report" and that you omitted the parenthetical in paragraph 5. This comment also applies to your Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2009, Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2009 and Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2009. Also with respect to those quarterly

reports, we note that you omitted the parenthetical in paragraph 4(d). Please note these are examples only.

Quarterly Report on Form 10-Q for the Fiscal Period Ended March 31, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2009

Item 4. Controls and Procedures

13. We note your response dated May 30, 2008 to comment 16 of our letter dated May 5, 2008, where you indicate that you will comply with our comment. We also note the conclusion of management that your disclosure controls and procedures "are effective for ensuring that information required to be disclosed…is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms." We further note that, while you stated that your disclosure controls and procedures include "controls and procedures designed to ensure that information required to be disclosed…is accumulated and communicated to the Company's management," you have not stated management's conclusion as to the effectiveness of your disclosure controls and procedures for this purpose. Please confirm that, in future filings, you will comply with our comment by revising your disclosure to state, if true, that management determined that your disclosure controls and procedures are effective for ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that information required to be disclosed is accumulated and communicated to your management.

Form 10-Q for the Quarterly Period Ended September 30, 2009

6. Discontinued Operations, page 11

14. We note the sale of your Filtration Technologies business in July 2008. We also note that during the nine months ended September 30, 2009 you recorded a charge of $10,000,000 representing a purchase price adjustment that was paid during the third quarter of 2009, and that the charge resulted from an agreement for the return of a portion of the original $45,000,000 purchase price in exchange for a release of certain future claims under the related sale agreement. Please tell us the terms of the agreement that resulted in a return of $10,000,000 and describe the future claims that were released. Also, please tell us why this transaction was recorded during 2009 instead of during 2008 when the sale occurred.

15. Although you state here that the sale of your Filtration Technologies business resulted in a pre-tax gain of $6,134,000, page 90 of your Form 10-K for the year ended December 31, 2008 states that the pre-tax gain was $5,413,000. Please explain this discrepancy.

7. Income Taxes, page 12

16. We note your discussion at the top of page 13 that you resolved certain matters primarily pertaining to the integration of the convertible notes and associated hedge that resulted in the recognition of prior year tax benefits and a deferred tax asset, and, that the resolution of these matters resulted in an increase to additional-paid-in-capital of $19,658,000. Please describe the matters that were resolved and tell us why the resolution resulted in an increase to additional-paid-in-capital. Please also tell us the basis in GAAP for your accounting treatment.

10. Goodwill and Other Intangible Assets, page 17

17. We note your discussion at the top of page 18 regarding an "out-of-period" charge of $1,011,000 pertaining to the write off of contracts with your former customer Eclipse Aviation. We further note from your Form 10-K for the year ended December 31, 2008 that Eclipse Aviation declared bankruptcy in 2008 causing you to record related charges in 2008 for accounts receivable and inventories. We also note on page 12 that you recorded an "out-of-period" expense of $534,000 to correct a deferred tax asset balance error that originated in a prior year. For both of these "out-of-period" charges, you state that you assessed the individual and aggregate impact of these adjustments on the current year and all prior periods and determined that the cumulative effect of the adjustments was not material to the full year 2009 and did not result in a material misstatement to any previously issued annual or quarterly financial statements. Similar to comment #8 above, we have the following comments regarding both of these charges:

- Please clearly label these adjustments as errors.

- Please tell us how and when you discovered these errors.

- Please tell us whether you assessed materiality of these errors for the three months ended September 30, 2009. If you did not assess materiality for the three months ended September 30, 2009, tell us why you do not believe an assessment is required. If you assessed materiality, please provide us with your quantitative and qualitative analysis and tell us why you believe restatement is not required.

- Considering the out-of-period error corrections recorded during the period, and in light of the error corrections you recorded in recent prior years, please clarify whether any material weaknesses in internal control over financial reporting were identified during the fiscal year ended December 31, 2008 or the quarterly period ended September 30, 2009. If so, please confirm that you remediated these material weaknesses by the end of the respective periods.

- Considering the number of error correction recorded in recent periods, please show us what your historical financial statements would have looked like had you retroactively applied all of your error corrections to the annual periods presented in your December 31, 2008 Form 10-K and to your 2009 quarterly financial statements. Please ensure that your response indicates how operating income, pre-tax income, net income, and the three cash flow category subtotals would have changed.

- We note on page 56 that no changes in your internal control over financial reporting occurred during this quarter. Please tell us how you considered these errors when assessing changes in your internal controls over financial reporting.

11. Financial Instruments, page 19

18. We note that you entered into several agreements to exchange your 2.25% convertible senior notes for cash plus an equivalent amount of 2.25% senior notes and, in each case, simultaneously entered into additional agreements to purchase the new notes. Citing relevant accounting guidance, please tell us how you accounted for these early extinguishments of debt. In particular, please clarify whether or not the retirements qualified as troubled debt restructurings under FASB ASC 470-60. Please also explain in further detail how you calculated the early retirement gains and provide us with the journal entries you recorded for these transactions. In addition, tell us whether or not any of the debt holders were related parties as defined in paragraph 850-10-20 of the FASB ASC.

Non-GAAP Measures, page 50

19. We note your presentation of the non-GAAP measure adjusted EBITDA and adjusted EBITDA margin throughout your document, and that you calculate adjusted EBITDA by adding to EBITDA, costs associated with restructuring and performance improvement initiatives, and then adding or subtracting certain losses or gains. We have the following comments:

- Please note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Considering these non-GAAP measures appear to eliminate recurring items, such as restructuring and performance-improvement charges, please tell us why you believe it is appropriate to include these non-GAAP measures in your filing.

- Please clearly list out the certain losses or gains that you exclude from adjusted EBITDA. We note that each table includes different adjustments and, while this is likely due to the fact that certain gains or losses only occurred during certain periods, we believe it would be useful for an investor to see a complete list of all items excluded.

- It appears that you use your non-GAAP measure EBITDA solely as a performance measure. Either confirm this to us or clearly disclose that you use this measure as a performance and liquidity measure and provide the proper liquidity reconciliation and disclosures.

- Please address this comment to your press releases filed on Form 8-K.

Definitive Proxy Statement on Schedule 14A filed April 14, 2009

Compensation Discussion and Analysis, page 13

Elements of Compensation, page 15

20. We note your indication on page 16 that the performance goals were subsequently adjusted downward to reflect the sale of the Company's Filtration Technologies business. Please revise your disclosure to quantify by how much the goals were adjusted. In this regard, we note that the disclosure in Note (1) to your Grants of Plan Based Awards appears to continue to disclose unadjusted amounts.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director